EXHIBIT 99.1

Top Ships Announces Adoption of Shareholder Friendly Measures and Purchase of Shares by CEO of the Company

ATHENS, Greece, Aug. 20, 2020 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) (the “Company” or “TOPS”) announced today that the Company has been advised that a company affiliated with its Chief Executive Officer, Evangelos Pistiolis, has today purchased an aggregate of 100,000 common shares of the Company in the open market.

In addition, the Company announced that for a period of 12 months following the date of this release:

(i) it will not conduct any equity offerings, public or private;

(ii) it will not conduct any reverse stock splits;

(iii) it will not pay any bonuses to its executive management; and

(iv) it will enter into a standstill agreement with Family Trading Inc., the holder of all of the Company’s outstanding Series E Preferred Shares and a company affiliated with its CEO, pursuant to which Family Trading will agree not to convert any of its Series E Preferred Shares into common shares, other than in connection with a change of control of the Company.

(v) CEO and his affiliates will not sell any shares.

The Company believes that the above actions will significantly enhance the trading stability of its common shares during the next 12 months.

Finally, the Company announced that it is proceeding with implementing its previously announced stock repurchase plan.

Mr. Pistiolis commented, “I believe that the current trading price of our common shares does not reflect the intrinsic value of the Company, as evidenced by my purchase today of 100,000 common shares in the open market, and that the actions we have taken today will benefit all shareholders.”

About TOP Ships Inc.

TOPS is an international owner and operator of modern, fuel efficient “ECO” tanker vessels currently focusing on the transportation of crude oil and petroleum products.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org